Mail Stop 0409
                                                June 2, 2005

VIA U.S. MAIL AND FAX (317) 860-9191

Mr. C. Douglas Hanson
Vice President and Chief Financial Officer
Windrose Medical Properties Trust
3502 Woodview Trace, Suite 210
Indianapolis, IN  46268

      Re:	Windrose Medical Properties Trust
		Form 10-K for the year ended December 31, 2004
      Filed March 14, 2005
      File No. 1-31375

Dear Mr. Hanson:

      We have reviewed your response letter dated May 20, 2005 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Note 2 Summary of Significant Accounting Policies

Real Estate Investments, page F-9

1. Please expand upon your response to comment 2 in our letter dated
May 9, 2005 to clarify how your input-based approach to recognizing contract revenues using the percentage of completion method is a reasonable surrogate for an output-based approach. In your response, please address the following:

* whether upon termination of the contract you are entitled to collect fees based on hours incurred;
* whether there are significant start up costs; and
* your realization and loss experience under these types of contracts.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3496.

      Sincerely,



      Linda van Doorn
Senior Assistant Chief Accountant


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Windrose Medical Properties Trust
June 2, 2005
Page 1